UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-39407

Li Auto Inc.

(Registrant’s Name)

11 Wenliang Street

Shunyi District, Beijing 101399

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Explanatory Note

Li Auto Inc. (the “Company”) publishes next day disclosure return forms on the website of The Stock Exchange of Hong Kong Limited from time to time. The Company submits such forms on a weekly basis, attached as exhibits to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Next Day Disclosure Return dated March 25, 2026
99.2	Next Day Disclosure Return dated March 26, 2026
99.3	Next Day Disclosure Return dated March 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Auto Inc.

By		/s/ Tie Li
Name	:	Tie Li
Title	:	Director and Chief Financial Officer

Date: March 30, 2026